SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

SIERRA ONCOLOGY, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

82640U404

(CUSIP Number)

Patrick G. Enright

Managing Member

Longitude Capital Partners III, LLC

2740 Sand Hill Road, 2nd Floor

Menlo Park, CA 94025

(650) 854-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAMES OF REPORTING PERSONS Longitude Capital Partners III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,441,896 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,441,896 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,441,896 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.2% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Includes (i) 1,477,320 shares of Common Stock which are held of record by LVPIII (as defined in Item 2(a) below), (ii) 1,477,125 shares of Common Stock issuable upon the exercise of Series A warrants which are held of record by LVPIII and (iii) 487,451 shares of Common Stock issuable upon the exercise of Series B warrants held by LVPIII. LCPIII (as defined in Item 2(a) below) is the general partner of LVPIII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright, Juliet Tammenoms Bakker and Joshua Richardson, a member of the Issuer’s board of directors, are each members of LCPIII and may each be deemed to share voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIII.

(2)

Based on (i) 15,055,040 shares of Common Stock outstanding as of November 1, 2021 as disclosed by the Issuer in its Quarterly Report on Form 10-Q, as filed with the SEC (as defined in Item 2(a) below) on November 5, 2021, plus (ii) an aggregate of 1,964,576 shares of Common Stock underlying the Series A warrants and Series B warrants held by LVPIII which are exercisable within 60 days of the date hereof.

1	NAMES OF REPORTING PERSONS Longitude Venture Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,441,896 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,441,896 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,441,896 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.2% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

Includes (i) 1,477,320 shares of Common Stock which are held of record by LVPIII, (ii) 1,477,125 shares of Common Stock issuable upon the exercise of Series A warrants which are held of record by LVPIII and (iii) 487,451 shares of Common Stock issuable upon the exercise of Series B warrants held by LVPIII. LCPIII is the general partner of LVPIII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright, Juliet Tammenoms Bakker and Joshua Richardson, a member of the Issuer’s board of directors, are each members of LCPIII and may each be deemed to share voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIII.

(2)

Based on (i) 15,055,040 shares of Common Stock outstanding as of November 1, 2021 as disclosed by the Issuer in its Quarterly Report on Form 10-Q, as filed with the SEC on November 5, 2021, plus (ii) an aggregate of 1,964,576 shares of Common Stock underlying the Series A warrants and Series B warrants held by LVPIII which are exercisable within 60 days of the date hereof.

1	NAMES OF REPORTING PERSONS Patrick G. Enright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,441,896 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,441,896 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,441,896 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.2% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes (i) 1,477,320 shares of Common Stock which are held of record by LVPIII, (ii) 1,477,125 shares of Common Stock issuable upon the exercise of Series A warrants which are held of record by LVPIII and (iii) 487,451 shares of Common Stock issuable upon the exercise of Series B warrants held by LVPIII. LCPIII is the general partner of LVPIII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright, Juliet Tammenoms Bakker and Joshua Richardson, a member of the Issuer’s board of directors, are each members of LCPIII and may each be deemed to share voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIII.

(2)

Based on (i) 15,055,040 shares of Common Stock outstanding as of November 1, 2021 as disclosed by the Issuer in its Quarterly Report on Form 10-Q, as filed with the SEC on November 5, 2021, plus (ii) an aggregate of 1,964,576 shares of Common Stock underlying the Series A warrants and Series B warrants held by LVPIII which are exercisable within 60 days of the date hereof.

1	NAMES OF REPORTING PERSONS Juliet Tammenoms Bakker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,441,896 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,441,896 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,441,896 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.2% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes (i) 1,477,320 shares of Common Stock which are held of record by LVPIII, (ii) 1,477,125 shares of Common Stock issuable upon the exercise of Series A warrants which are held of record by LVPIII and (iii) 487,451 shares of Common Stock issuable upon the exercise of Series B warrants held by LVPIII. LCPIII is the general partner of LVPIII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright, Juliet Tammenoms Bakker and Joshua Richardson, a member of the Issuer’s board of directors, are each members of LCPIII and may each be deemed to share voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIII.

(2)

Based on (i) 15,055,040 shares of Common Stock outstanding as of November 1, 2021 as disclosed by the Issuer in its Quarterly Report on Form 10-Q, as filed with the SEC on November 5, 2021, plus (ii) an aggregate of 1,964,576 shares of Common Stock underlying the Series A warrants and Series B warrants held by LVPIII which are exercisable within 60 days of the date hereof.

1	NAMES OF REPORTING PERSONS Joshua Richardson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,374 (1)
	8	SHARED VOTING POWER 3,441,896 (2)
	9	SOLE DISPOSITIVE POWER 8,374 (1)
	10	SHARED DISPOSITIVE POWER 3,441,896 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,450,270 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.3% (3)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Represents shares of Common Stock underlying stock options granted to Joshua Richardson, which are exercisable within 60 days of the date hereof.
(2)

Includes (i) 1,477,320 shares of Common Stock which are held of record by LVPIII, (ii) 1,477,125 shares of Common Stock issuable upon the exercise of Series A warrants which are held of record by LVPIII and (iii) 487,451 shares of Common Stock issuable upon the exercise of Series B warrants held by LVPIII. LCPIII is the general partner of LVPIII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright, Juliet Tammenoms Bakker and Joshua Richardson, a member of the Issuer’s board of directors, are each members of LCPIII and may each be deemed to share voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIII.

(3)

Based on (i) 15,055,040 shares of Common Stock outstanding as of November 1, 2021 as disclosed by the Issuer in its Quarterly Report on Form 10-Q, as filed with the SEC on November 5, 2021, plus (ii) an aggregate of 1,964,576 shares of Common Stock underlying the Series A warrants and Series B warrants held by LVPIII which are exercisable within 60 days of the date hereof, plus (iii) 8,374 shares of Common Stock underlying stock options granted to Joshua Richardson, which are exercisable within 60 days of the date hereof.

SCHEDULE 13D

Item 2(a).	Identity and Background.

This Amendment No. 2 (“Amendment”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on November 25, 2019, as amended by Amendment No.1 filed with the SEC on February 10, 2020 (collectively, the “Original Schedule 13D”), by Longitude Venture Partners III, L.P. (“LVPIII”), Longitude Capital Partners III, LLC (“LCPIII”, and together with LVPIII, the “Reporting Entities”), Patrick G. Enright (“Enright”) and Juliet Tammenoms Bakker (“Tammenoms Bakker” and together with Enright, the “Managing Members”), the managing members of LCPIII and Joshua Richardson (“Richardson” and together with the Managing Members, the “Reporting Individuals”), a member of LCPIII and a member of the Issuer’s board of directors (the “Board”). The Reporting Entities and the Reporting Individuals are collectively referred to as the “Reporting Persons.” The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act was filed as Exhibit 1 to the Original Schedule 13D. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

Item 4.	Purpose of the Transaction.

Item 4 of the Original Schedule 13D is hereby amended to add the following language:

(a) On November 3, 2021, LVPIII increased to 50% the beneficial ownership limitation (“Beneficial Ownership Limitation”) on each of the Series A warrants and Series B warrants to acquire shares of the Issuer’s Common Stock at an exercise price of $13.20 per share. The Beneficial Ownership Limitation had limited exercise of each of the Series A warrants and Series B warrants to the extent that giving effect to such exercise would cause the holders thereof and their affiliates to beneficially own, for purposes of Rule 13d-3 under the Exchange Act, in excess of 9.99% of the outstanding shares of Common Stock of the Issuer. The increase in the Beneficial Ownership Limitation becomes effective 61 days following November 3, 2021.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2021

LONGITUDE VENTURE PARTNERS III, L.P.

By:	LONGITUDE CAPITAL PARTNERS III, LLC
Its:	General Partner

By:	/s/ Cristiana Blauth Oliveira
Cristiana Blauth Oliveira, Authorized Signatory

LONGITUDE CAPITAL PARTNERS III, LLC

By:	/s/ Cristiana Blauth Oliveira
Cristiana Blauth Oliveira, Authorized Signatory

/s/ Patrick G. Enright
Patrick G. Enright

/s/ Juliet Tammenoms Bakker
Juliet Tammenoms Bakker

/s/ Joshua Richardson
Joshua Richardson